Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at March 31, 2017 and December 31, 2016 and
for the three months ended March 31, 2017 and 2016

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Mar. 31, 2017	Dec. 31, 2016
Assets
Non-current assets
Investment properties	4	$51,402	$48,784
Equity accounted investments	5	16,708	16,844
Participating loan interests	6	446	471
Property, plant and equipment	7	5,407	5,357
Goodwill	8	771	761
Intangible assets	9	1,169	1,141
Other non-current assets	10	714	500
Loans and notes receivable		139	71
		76,756	73,929
Current assets
Loans and notes receivable		24	2
Accounts receivable and other	11	2,221	2,593
Cash and cash equivalents		1,791	1,456
		4,036	4,051
Assets held for sale	12	782	147
Total assets		$81,574	$78,127

Liabilities and equity
Non-current liabilities
Debt obligations	13	$31,388	$28,423
Capital securities	14	4,112	3,801
Other non-current liabilities	16	1,194	1,011
Deferred tax liabilities		2,636	2,455
		39,330	35,690
Current liabilities
Debt obligations	13	4,655	5,096
Capital securities	14	196	370
Accounts payable and other liabilities	17	3,152	2,749
		8,003	8,215
Liabilities associated with assets held for sale	12	—	61
Total liabilities		47,333	43,966

Equity
Limited partners	18	7,344	7,536
General partner	18	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	14,359	14,523
Limited partnership units of Brookfield Office Properties Exchange LP	18,19	283	293
Interests of others in operating subsidiaries and properties	19	12,249	11,803
Total equity		34,241	34,161
Total liabilities and equity		$81,574	$78,127

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	Note	2017	2016
Commercial property revenue	20	$995	$820
Hospitality revenue		374	392
Investment and other revenue	21	159	35
Total revenue		1,528	1,247
Direct commercial property expense	22	369	311
Direct hospitality expense	23	263	265
Investment and other expense		122	—
Interest expense		472	416
Depreciation and amortization	24	63	64
General and administrative expense	25	151	131
Total expenses		1,440	1,187
Fair value (losses) gains, net	26	(76)	337
Share of net earnings from equity accounted investments	5	333	130
Income before income taxes		345	527
Income tax expense	15	158	87
Net income		$187	$440

Net (loss) income attributable to:
Limited partners		$(60)	$92
General partner		—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(103)	155
Limited partnership units of Brookfield Office Properties Exchange LP		(3)	4
Interests of others in operating subsidiaries and properties		353	189
Total		$187	$440

Net (loss) income per LP Unit:
Basic	18	$(0.21)	$0.32
Diluted	18	$(0.21)	$0.32

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Mar. 31,
(US$ Millions)	Note	2017	2016
Net income		$187	$440
Other comprehensive (loss) income	28
Items that may be reclassified to net income:
Foreign currency translation		190	218
Cash flow hedges		28	(108)
Available-for-sale securities		1	—
Equity accounted investments		3	(16)
Total other comprehensive income		222	94
Total comprehensive income		$409	$534

Comprehensive income attributable to:
Limited partners
Net (loss) income		$(60)	$92
Other comprehensive income		41	10
		(19)	102
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(103)	155
Other comprehensive income		71	18
		(32)	173
Limited partnership units of Brookfield Office Properties Exchange LP
Net (loss) income		(3)	4
Other comprehensive income		2	—
		(1)	4
Interests of others in operating subsidiaries and properties
Net income		353	189
Other comprehensive income		108	66
		461	255
Total comprehensive income		$409	$534

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	General partner equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$—	$6	$14,523	$293	$11,803	$34,161
Net (loss) income	—	(60)	—		(60)	—	—	—	—	—	(103)	(3)	353	187
Other comprehensive income	—	—	—	41	41	—	—	—	—	—	71	2	108	222
Total comprehensive income (loss)	—	(60)	—	41	(19)	—	—	—	—	—	(32)	(1)	461	409
Distributions	—	(75)	—	—	(75)	—	—	—	—	—	(129)	(3)	(662)	(869)
Issuance / repurchase of interests in operating subsidiaries	(101)	(2)	—	—	(103)	—	—	—	—	—	(4)	—	647	540
Exchange of exchangeable units	5	—	—	—	5	—	—	—	—	—	1	(6)	—	—
Balance as at Mar. 31, 2017	$5,647	$1,948	$127	$(378)	$7,344	$4	$2	$—	$—	$6	$14,359	$283	$12,249	$34,241

Balance as at Dec 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$—	$6	$14,218	$309	$8,975	$30,933
Net income	—	92	—	—	92	—	—	—	—	—	155	4	189	440
Other comprehensive income	—	—	—	10	10	—	—	—	—	—	18	—	66	94
Total comprehensive income (loss)	—	92	—	10	102	—	—	—	—	—	173	4	255	534
Distributions	—	(73)	—	—	(73)	—	—	—	—	—	(123)	(3)	(272)	(471)
Issuance / repurchase of interests in operating subsidiaries	—	(77)	—	—	(77)	—	—	—	—	—	(128)	(4)	512	303
Exchange of exchangeable units	6	—	1	—	7	—	—	—	—	—	1	(8)	—	—
Balance as at Mar. 31, 2016	$5,821	$1,733	$127	$(297)	$7,384	$4	$2	$—	$—	$6	$14,141	$298	$9,470	$31,299

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Three Months Ended Mar. 31,
(US$ Millions)	Note	2017	2016
Operating activities
Net income		$187	$440
Share of equity accounted earnings, net of distributions	5	(252)	(52)
Fair value losses (gains), net	26	76	(337)
Deferred income tax expense	15	147	49
Depreciation and amortization	24	63	64
Working capital and other		565	(94)
		786	70
Financing activities
Debt obligations, issuance		5,765	4,814
Debt obligations, repayments		(4,668)	(4,171)
Capital securities issued		249	—
Capital securities redeemed		(176)	(8)
Non-controlling interests, issued		720	290
Non-controlling interests, purchased		(19)	—
Repurchases of limited partnership units		(101)	(7)
Distributions to non-controlling interests in operating subsidiaries		(662)	(234)
Distributions to limited partnership unitholders		(75)	(73)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(129)	(123)
Distributions to holders of Brookfield Office Properties Exchange LP units		(3)	(3)
		901	485
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		602	542
Investment properties and subsidiaries, acquisitions and capital expenditures		(1,740)	(985)
Investment in equity accounted investments		(89)	(111)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		63	176
Financial assets and other		(148)	122
Other property, plant and equipment investments, net of dispositions		(59)	(29)
Cash acquired in business combinations		20	15
Restricted cash and deposits		(22)	(96)
		(1,373)	(366)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		314	189
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		21	13
Balance, beginning of period		1,456	1,035
Balance, end of period		$1,791	$1,237

Supplemental cash flow information
Cash paid for:
Income taxes		$11	$29
Interest (excluding dividends on capital securities)		$379	$373

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at March 31, 2017 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s interest in the operating partnership is comprised solely of an interest in managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three months ended March 31, 2017 were approved and authorized for issue by the Board of Directors of the partnership on May 4, 2017.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2016 with the exception of the adoption of the Amendment to IAS 12, Income Taxes, effective January 1, 2017, as discussed in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2016.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
The partnership adopted Amendment to IAS 12, Income Taxes effective January 1, 2017. The amendment clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment does not have any impact to the consolidated financial statements of the partnership as the partnership previously calculated the deferred tax assets and liabilities in accordance with the clarified guidance.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three months ended March 31, 2017.

e)	Future Accounting Policy
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. The partnership has a global team in place to evaluate the financial statement and the administrative impact of IFRS 15, including the method of initial adoption. The partnership has commenced the issue identification phase of the transition project and expects to commence impact assessment in the second quarter. Additionally, the partnership continues to monitor international developments in the standard as a component of the partnership’s impact evaluation.
IFRS 9 Financial Instruments (“IFRS 9”)
In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. The partnership has a global team in place to evaluate the financial statement and the administrative impact of IFRS 9 on its consolidated financial statements.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations (“IFRS 3”), pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On March 31, 2017, the partnership acquired One Post Street, a 424,000 square feet office building in San Francisco for total consideration of $153 million. The acquisition was funded with a cash contribution of $31 million from the partnership, with the remainder from a fund sponsored by Brookfield Asset Management. As of March 31, 2017, the valuation of investment property was still under evaluation by the partnership. Accordingly, it has been accounted for on a provisional basis.

On March 31, 2017, the partnership acquired a portfolio consisting of nine office properties encompassing approximately 1.1 million square feet in the U.S. (“TA Office”), for total consideration of $214 million. The acquisition was funded with a cash contribution of $81 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The acquisition resulted in an approximately $10 million bargain purchase gain, which was recognized in fair value gains, net in the partnership’s consolidated income statements. The bargain purchase gain reflected a portfolio discount negotiated with the seller as a result of our capability to execute the portfolio acquisition. As of March 31, 2017, the valuations of investment properties were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On March 9, 2017, the partnership acquired a portfolio of manufactured housing communities (“Manufactured Housing”) in the United States for total consideration of $768 million. The acquisition was funded with a cash contribution of $578 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The acquisition of the Manufactured Housing portfolio generated a bargain gain of $115 million as a result of changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. As of March 31, 2017, the valuations of investment properties, property debt obligations and tax obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On December 15, 2016, the partnership acquired an additional interest in and control of CityPoint Tower (“CityPoint”), a 710,000 square feet office building in London, for total consideration of $754 million. The acquisition was funded with a cash contribution of $147 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The partnership previously held a loan interest in CityPoint and accounted for its interest as a loan receivable. The partnership accounted for the acquisition as a step acquisition and remeasured its existing loan interest to fair value as of the acquisition date of $93 million. During the first quarter of 2017, the partnership completed the purchase price allocation for the acquisition of CityPoint. No material changes were made to the provisional purchase price allocation.

The following table summarizes the impact of significant business combinations during the three months ended March 31, 2017:

(US$ Millions)	Manufactured Housing	TA Office	One Post Street	Other	Total
Investment properties	$2,104	$232	$245	$144	$2,725
Accounts receivable and other	90	5	—	9	104
Cash and cash equivalents	16	—	4	—	20
Total assets	2,210	237	249	153	2,849
Less:
Debt obligations	(1,261)	—	—	—	(1,261)
Accounts payable and other	(36)	(13)	(2)	—	(51)
Non-controlling interests(1)	(30)	—	(94)	—	(124)
Net assets acquired	$883	$224	$153	$153	$1,413
Consideration(2)	$768	$214	$153	$153	$1,288
Transaction costs	$16	$2	$—	$3	$21

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

In the period from each acquisition date to March 31, 2017, the partnership recorded revenue and net income in connection with these acquisitions of approximately $17 million and $(12) million, respectively. If the acquisitions had occurred on January 1, 2017, the partnership’s total revenue and net income would have been $1,568 million and $199 million, respectively, for the three months ended March 31, 2017.

Transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statements.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the three months ended March 31, 2017 and the year ended December 31, 2016:

	Three months ended Mar. 31, 2017			Year ended Dec. 31, 2016
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$45,699	$3,085	$48,784	$39,111	$2,488	$41,599
Changes resulting from:
Property acquisitions	2,709	30	2,739	8,697	310	9,007
Capital expenditures	190	197	387	770	835	1,605
Property dispositions(1)	(245)	(649)	(894)	(876)	(13)	(889)
Fair value gains, net	(148)	44	(104)	290	251	541
Foreign currency translation	472	30	502	68	(213)	(145)
Transfers between commercial properties and commercial developments	32	(32)	—	562	(562)	—
Reclassifications to assets held for sale and other changes	(12)	—	(12)	(2,923)	(11)	(2,934)
Balance, end of period	$48,697	$2,705	$51,402	$45,699	$3,085	$48,784

(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the partnership determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership uses for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals.

The key valuation metrics for the partnership’s consolidated commercial properties are presented in the following tables below on a weighted-average basis:

		Mar. 31, 2017			Dec. 31, 2016
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	7.0%	5.7%	12	6.8%	5.6%	12
Canada	Discounted cash flow	6.2%	5.5%	10	6.2%	5.5%	10
Australia	Discounted cash flow	7.1%	6.1%	10	7.3%	6.1%	10
Europe	Discounted cash flow	6.0%	5.0%	12	6.0%	5.0%	12
Brazil	Discounted cash flow	9.3%	7.5%	10	9.3%	7.5%	10
Opportunistic Office	Discounted cash flow	8.9%	6.7%	8	9.9%	7.6%	7
Opportunistic Retail	Discounted cash flow	9.9%	7.7%	11	10.2%	8.1%	12
Industrial	Discounted cash flow	7.4%	6.5%	10	7.4%	6.6%	10
Multifamily(1)	Direct capitalization	4.9%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.2%	n/a	n/a	6.1%	n/a	n/a
Self-storage(1)	Direct capitalization	5.7%	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	Direct capitalization	5.9%	n/a	n/a	5.9%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.9%	n/a	n/a	n/a	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(j) in the consolidated financial statements as of December 31, 2016:

	Mar. 31, 2017				Dec. 31, 2016
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$16,062	$413	$—	$—	$16,142	$387
Canada	—	—	4,119	626	—	—	4,015	598
Australia	—	—	2,296	—	—	—	2,112	—
Europe	—	—	594	662	—	—	583	1,247
Brazil	—	—	258	77	—	—	250	65
Opportunistic
Opportunistic Office	—	—	6,170	261	—	—	5,645	208
Opportunistic Retail	—	—	4,197	6	—	—	4,214	3
Industrial	—	—	2,173	566	—	—	2,173	505
Multifamily	—	—	3,627	—	—	—	3,574	—
Triple Net Lease	—	—	4,813	—	—	—	4,790	—
Self-storage	—	—	1,660	48	—	—	1,592	32
Student Housing	—	—	621	46	—	—	609	40
Manufactured Housing	—	—	2,107	—	—	—	—	—
Total	$—	$—	$48,697	$2,705	$—	$—	$45,699	$3,085

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the three months ended March 31, 2017, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Mar. 31, 2017
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$845
Canada	294
Australia	117
Europe	21
Brazil	10
Opportunistic
Opportunistic Office	202
Opportunistic Retail	160
Industrial	103
Multifamily	178
Triple Net Lease	186
Self-storage	70
Student Housing	25
Manufactured Housing	86
Total	$2,297

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests / voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$2,994	$2,866
Manhattan West, New York	Property holding company	United States	56%	56%	1,213	1,214
Grace Building, New York	Property holding company	United States	50%	50%	599	585
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	50%	380	346
Brookfield D.C. Office Partners LLC ("D.C.Fund"), Washington, D.C.	Property holding company	United States	51%	51%	337	327
Brookfield Fairfield U.S. Multifamily Value Add Fund II, L.P. ("VAMF II")	Property holding company	United States	37%	37%	292	296
EY Centre, Sydney	Property holding company	Australia	50%	50%	281	263
Principal Place - Commercial, London(3)	Property holding company	United Kingdom	50%	100%	183	—
Potsdamer Platz, Berlin	Holding company	Germany	25%	25%	163	161
Republic Plaza, Denver	Property holding company	United States	50%	50%	130	128
One New York Plaza, New York	Property holding company	United States	15%	15%	117	116
75 State Street, Boston	Property holding company	United States	26%	26%	93	90
245 Park Avenue, New York(4)	Property holding company	United States	51%	51%	—	706
Other	Various	Various	13% - 83%	13% - 83%	1,089	1,055
					7,871	8,153
Associates
GGP Inc. ("GGP")	Real Estate Investment Trust	United States	29%	29%	7,536	7,453
China Xintiandi (“CXTD”)(5)	Property holding company	China	22%	22%	453	446
Diplomat Resort and Spa ("Diplomat")	Property holding company	United States	90%	90%	355	355
Brookfield Premier Real Estate Partners Pooling LLC ("BPREP")	Property holding company	United States	10%	19%	116	113
Other	Various	Various	23% - 49%	23% - 49%	377	324
					8,837	8,691
Total					$16,708	$16,844

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)
The partnership sold 50% of its interest in Principal Place - Commercial during the period. As a result of the transaction, the partnership retained joint control and will recognize this as an equity accounted investment.

(4)	The partnership reclassified its interest in 245 Park Avenue to Assets Held for Sale during the period. Refer to Note 12, Held for Sale for additional information.

(5)	The partnership’s interest in CXTD is held through BSREP CXTD Holdings L.P. in which it has an approximate 31% interest.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of March 31, 2017 was $5,919 million (December 31, 2016 - $6,379 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of March 31, 2017 and December 31, 2016:

	Three months ended	Year ended
(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Balance, beginning of period	$16,844	$17,638
Additions	246	715
Disposals and return of capital distributions	(26)	(1,180)
Share of net earnings from equity accounted investments	333	1,019
Distributions received	(81)	(524)
Foreign currency translation	106	(646)
Reclassification to assets held for sale	(704)	(340)
Other	(10)	162
Balance, end of period	$16,708	$16,844

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Mar. 31, 2017			Dec. 31, 2016
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.4%	5.4%	11	6.3%	5.3%	11
Australia	Discounted cash flow	7.1%	6.0%	10	7.1%	6.0%	10
Europe(1)	Discounted cash flow	5.1%	4.8%	10	5.1%	4.8%	10
Core Retail
United States	Discounted cash flow	7.4%	5.9%	10	7.4%	5.9%	10
Opportunistic Office	Discounted cash flow	7.7%	6.1%	10	7.7%	6.0%	10
Opportunistic Retail	Discounted cash flow	11.0%	9.0%	10	11.0%	9.0%	10
Industrial	Discounted cash flow	6.8%	6.1%	10	6.9%	6.1%	10
Multifamily(2)	Direct capitalization	5.5%	n/a	n/a	5.1%	n/a	n/a

(1)
Certain properties in Europe accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

(2)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Non-current assets	$76,807	$76,422
Current assets	3,877	3,776
Total assets	80,684	80,198
Non-current liabilities	29,133	27,728
Current liabilities	4,710	6,110
Total liabilities	33,843	33,838
Net assets	46,841	46,360
Partnership’s share of net assets	$16,708	$16,844

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Revenue	$1,218	$1,720
Expenses	705	1,286
Income from equity accounted investments(1)	87	140
Income before fair value gains, net	600	574
Fair value gains, net	354	(20)
Net income	954	554
Partnership’s share of net earnings	$333	$130

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Darling Park Complex, Sydney	30%	30%	$219	$215
IAG House, Sydney	50%	50%	99	101
Jessie Street, Sydney	100%	100%	128	155
Total participating loan interests			$446	$471

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net in the condensed consolidated statements of income. As of March 31, 2017, the carrying value of the embedded derivative is $109 million (December 31, 2016 - $100 million).

For the three months ended March 31, 2017, the partnership recognized interest income on the participating loan interests of $7 million (2016 - $8 million) and fair value gains of $5 million (2016 - $16 million).

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Non-current assets	$1,797	$1,589
Current assets	—	10
Total assets	1,797	1,599
Non-current liabilities	780	94
Current liabilities	—	478
Total liabilities	780	572
Net assets	$1,017	$1,027

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Revenues	$30	$32
Expenses	15	15
Earnings before fair value gains, net	15	17
Fair value gains, net	14	27
Net earnings	$29	$44

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Consolidated property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), BREF HR, LLC (“Hard Rock Hotel and Casino”), Vintage Estates, and a hotel at International Finance Center Seoul (“IFC”). Hospitality assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hospitality assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as impairment losses recorded in net income. The partnership depreciates these assets on a straight-basis over their relevant estimated useful lives.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	7 to 50+
Land improvements	14 to 30
Furniture, fixtures and equipment	3 to 20

The following table presents the change to the components of the partnership’s hotel assets for the three months ended March 31, 2017 and the year ended December 31, 2016:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Cost:
Balance at the beginning of period	$5,417	$4,969
Acquisitions through business combinations	—	650
Additions	49	248
Disposals	(5)	(28)
Foreign exchange translation	65	(422)
	5,526	5,417
Accumulated fair value changes:
Balance at the beginning of period	659	585
Increase from revaluation	—	74
	659	659
Accumulated depreciation:
Balance at the beginning of period	(719)	(531)
Depreciation	(61)	(231)
Disposals	—	22
Foreign currency translation	2	21
	(778)	(719)
Total property, plant and equipment	$5,407	$5,357

NOTE 8. GOODWILL
Goodwill of $771 million at March 31, 2017 (December 31, 2016 - $761 million) was primarily attributable to Center Parcs UK. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 9. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets acquired in connection with the acquisition of Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $891 million as of March 31, 2017 (December 31, 2016 - $875 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino. At March 31, 2017, intangible assets with carrying values of $210 million (December 31, 2016 - $210 million) and $45 million (December 31, 2016 - $45 million), for Atlantis and Hard Rock Hotel and Casino respectively, were determined to have an indefinite useful life. These assets consisted primarily of trademark rights for these two properties granted under perpetual licenses. The business models of the Atlantis and Hard Rock Hotel and Casino are not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Gaming rights	Indefinite
Water/ electricity rights	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	6 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Cost	$1,273	$1,243
Accumulated amortization	(56)	(54)
Accumulated impairment losses	(48)	(48)
Balance, end of period	$1,169	$1,141

The following table presents changes in the partnership’s intangible assets for the three months ended March 31, 2017 and the year ended December 31, 2016:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Balance, beginning of period	$1,141	$1,321
Acquisitions	17	12
Disposals(1)	—	(15)
Amortization	(2)	(9)
Foreign currency translation	13	(168)
Balance, end of period	$1,169	$1,141

(1)	Includes the sale of the Hard Rock trademarks to a third party during the third quarter of 2016. At the date of the transaction, the carrying value of the trademarks was $15 million.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Securities designated as FVTPL	$170	$37
Derivative assets	53	12
Securities designated as AFS	168	168
Restricted cash	133	104
Other	190	179
Total other non-current assets	$714	$500

a)	Securities designated as FVTPL
On March 31, 2017, the partnership made an investment of $135 million in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly.

b)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS at March 31, 2017 are $107 million (December 31, 2016 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2016 - $93 million) recognized in other non-current financial liabilities.

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Derivative assets	$1,159	$1,338
Accounts receivable(1)	333	414
Restricted cash and deposits	323	313
Prepaid expenses	121	130
Other current assets	285	398
Total accounts receivable and other	$2,221	$2,593

(1)	See Note 31, Related Parties, for further discussion.

a)	Derivative assets
As of March 31, 2017, derivative assets with a carrying amount of $1,159 million primarily include warrants to purchase shares of common stock of GGP measured at FVTPL. The fair value of the GGP warrants was $1,113 million (December 31, 2016 - $1,254 million) determined using a Black-Scholes option pricing model, assuming a 0.6 year term (December 31, 2016 - 0.9 year term), 70% volatility (December 31, 2016 - 69% volatility), and a risk free interest rate of 0.92% (December 31, 2016 - 0.75%).

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Investment properties	$78	$146
Equity accounted investments	704	—
Accounts receivables and other assets	—	1
Assets held for sale	782	147
Debt obligations	—	60
Accounts payable and other liabilities	—	1
Liabilities associated with assets held for sale	$—	$61

The following table presents the change to the components of the assets held for sale for the three months ended March 31, 2017 and the year ended December 31, 2016:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Balance, beginning of period	147	805
Reclassification to/(from) assets held for sale, net	741	3,316
Disposals	(107)	(4,033)
Fair value adjustments	1	79
Foreign currency translation	—	(18)
Other	—	(2)
Balance, end of period	$782	$147

At December 31, 2016, assets held for sale included two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States. During the period ended March 31, 2017, the portfolio of multifamily assets was sold for approximately $73 million. One industrial and three triple net lease assets were subsequently reclassified back to operating assets. At March 31, 2017, assets held for sale included our interest in 245 Park Avenue in New York, one industrial asset in France, a portfolio of industrial assets in Texas and four triple net lease assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Mar. 31, 2017		Dec. 31, 2016
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	2.64%	$739	2.47%	$1,156
Brookfield Office Properties’ revolving facility	2.04%	630	1.81%	699
Brookfield Office Properties’ senior unsecured notes	4.00%	113	4.17%	261
Brookfield Canada Office Properties revolving facility	2.36%	62	2.36%	45

Subsidiary borrowings	4.28%	493	4.06%	467

Secured debt obligations:
Funds subscription credit facilities	2.14%	1,482	2.17%	836
Fixed rate	4.86%	18,520	5.06%	16,652
Variable rate	4.31%	14,285	4.31%	13,692
Deferred financing costs		(281)		(229)
Total debt obligations		$36,043		$33,579

Current		4,655		5,096
Non-current		31,388		28,423
Debt associated with assets held for sale		—		60
Total debt obligations		$36,043		$33,579

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Mar. 31, 2017			Dec. 31, 2016
(Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$25,839		$25,839	$23,349		$23,349
British Pounds	3,667		£2,922	3,817		£3,089
Canadian Dollars	2,329	C$	3,101	2,425	C$	3,260
South Korean Won	1,432	₩	1,600,000	1,325	₩	1,600,193
Australian Dollars	1,436	A$	1,883	1,332	A$	1,851
Brazilian Reais	659	R$	2,090	637	R$	2,078
Indian Rupee	558	₨	36,181	521	₨	35,434
Euros	404		€379	402		€382
Deferred financing costs	(281)			(229)
Total debt obligations	$36,043			$33,579

NOTE 14. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2017	Dec. 31, 2016
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$543	$541
Series 2	24,000,000	6.50%	524	522
Series 3	24,000,000	6.75%	513	511
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,120,314	5.25%	78	81
Series J(1)(2)	2,434,062	5.00%	46	123
Series K(2)	—	5.20%	—	93
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. ("BOP Split") Senior Preferred Shares:
Series 1	924,390	5.25%	23	24
Series 2	699,165	5.75%	13	13
Series 3	913,194	5.00%	17	17
Series 4	984,586	5.20%	19	19
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	—
Rouse Series A Preferred Shares	5,600,000	5.00%	143	143
BSREP II Vintage Estate Partners LLC ("Vintage Estates") Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			850	794
Total capital securities			$4,308	$4,171

Current			196	370
Non-current			4,112	3,801
Total capital securities			$4,308	$4,171

(1)
BPY and its subsidiaries own 1,003,549 and 370,733 shares of Series G and Series J Class AAA preferred shares of BPO as of March 31, 2017, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)
On March 31, 2017, BPO redeemed 4,760,750 shares of Series J and 5,909,250 shares of Series K Class AAA preferred shares of BPO for C$25.00 plus accrued and unpaid dividends The partnership held 1,000,000 and 1,004,586 shares of the Series J and K shares, respectively, prior to redemption.

(3)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On March 9, 2017, the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares.

Capital securities includes $249 million at March 31, 2017 (December 31, 2016 - nil) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are only entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were issued to partially fund the acquisition of the Manufactured Housing portfolio.

Capital securities also includes $143 million at March 31, 2017 (December 31, 2016 - $143 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests have no voting rights and are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated. The capital securities were assumed on the acquisition of Rouse.

Capital securities also includes $40 million at March 31, 2017 (December 31, 2016 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

Capital Securities – Fund Subsidiaries includes $808 million at March 31, 2017 (December 31, 2016 - $753 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

Capital Securities – Fund Subsidiaries also includes $42 million at March 31, 2017 (December 31, 2016 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At March 31, 2017, capital securities includes $94 million (December 31, 2016 - $264 million) repayable in Canadian Dollars of C$125 million (December 31, 2016 - C$355 million).

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Current income tax	$11	$38
Deferred income tax	147	49
Income tax expense	$158	$87

The partnership’s income tax expense increased for the three months ended March 31, 2017 as compared to the same period in the prior year primarily due to applying a higher future tax rate to certain assets, offset by the tax impact of lower income before income taxes in the current period compared to the prior period.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$750	$751
Derivative liability	210	22
Provisions	226	231
Deferred revenue	8	7
Total other non-current liabilities	$1,194	$1,011

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$1,713	$1,810
Deferred revenue	232	195
Loans and notes payable	1,004	500
Derivative liabilities	200	242
Other liabilities	3	2
Total accounts payable and other liabilities	$3,152	$2,749

At March 31, 2017, loans and notes payables includes $1,000 million (December 31, 2016 - $500 million) of on-demand deposits from Brookfield Asset Management to the partnership. See Note 31, Related Parties, for further information.

NOTE 18. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Outstanding, beginning of period	139	139	260,222	261,486
Exchange LP Units exchanged	—	—	210	1,016
Distribution Reinvestment Program	—	—	46	205
Issued under unit-based compensation plan	—	—	25	278
Repurchase of LP Units	—	—	(4,417)	(2,763)
Outstanding, end of period	139	139	256,086	260,222

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at March 31, 2017 and December 31, 2016.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at March 31, 2017 and December 31, 2016.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Mar. 31, 2017	Dec. 31, 2016
Outstanding, beginning of period	11,363	12,379
Exchange LP Units exchanged(1)	(210)	(1,016)
Outstanding, end of period	11,153	11,363

(1)
Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Mar. 31,
(US$ Millions, except per unit information)	2017	2016
General Partner	$—	$—
Limited Partners	75	73
Holders of:
Redeemable/exchangeable partnership units	128	122
Special limited partnership units	1	1
Limited partnership units of Exchange LP	3	3
Total	$207	$199
Per unit(1)	$0.295	$0.280

(1)	Per unit outstanding on the distribution record date for each.

e)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except unit information)	2017	2016
Net (loss) income attributable to limited partners	$(60)	$92
(Loss) income reallocation related to mandatorily convertibles preferred shares	(10)	15
Net (loss) income attributable to limited partners – basic	(70)	107
Dilutive effect of conversion of preferred shares and options(1)	—	10
Net (loss) income attributable to limited partners – diluted	$(70)	$117

(in millions of units/shares)
Weighted average number of LP Units outstanding	258.1	261.5
Mandatorily convertible preferred shares	70.0	70.0
Weighted average number of LP Units - basic	328.1	331.5
Dilutive effect of the conversion of preferred shares and options(1)	—	38.3
Weighted average number of LP units outstanding - diluted	328.1	369.8

(1)
The effect of the conversion of capital securities and options, which would have resulted in 33.4 million potential LP Units, would have been anti-dilutive and is therefore excluded from the weighted average number of LP Units outstanding for the purposes of diluted net income per LP Unit for the three months ended March 31, 2017.

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Redeemable/Exchangeable and special limited partnership units	$14,359	$14,523
Limited partnership units of Brookfield Office Properties Exchange L.P.	283	293
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	15	15
Preferred equity of subsidiaries	2,008	1,816
Non-controlling interests in subsidiaries and properties	10,226	9,972
Total interests of others in operating subsidiaries and properties	12,249	11,803
Total non-controlling interests	$26,891	$26,619

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)	Jurisdiction of formation	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
BPO(1)	Canada	—%	—%	$3,008	$2,663
Center Parcs UK	United Kingdom	73%	73%	998	982
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	911	1,208
BSREP Industrial Pooling Subsidiary L.P.	United States	70%	70%	774	887
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	649	638
BSREP II Aries Pooling LLC	United States	74%	74%	600	635
BSREP II BPY Rouse JV LLC	United States	50%	50%	572	545
BSREP II RH B LLC(3)	United States	74%	—%	532	—
BSREP UA Holdings LLC	Cayman Islands	70%	70%	522	469
BREF ONE, LLC	United States	67%	67%	484	491
Brookfield Strategic Real Estate Partners II Storage REIT LLC	United States	74%	74%	481	479
BSREP Europe Holdings L.P.	Cayman Islands	66%	66%	457	447
BSREP II Brazil Pooling LLC	United States	68%	68%	435	423
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	54%	54%	429	412
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	371	316
Other	Various	18% - 88%	18% - 88%	1,026	1,208
Total				$12,249	$11,803

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)	Includes subsidiary-level non-controlling interests

(3)	Includes non-controlling interests in recently acquired manufactured housing portfolio. See Note 3, Business Acquisitions and Combinations, for further information.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Base rent	$874	$736
Straight-line rent	25	32
Lease termination	4	6
Other	92	46
Total commercial property revenue	$995	$820

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Investment income	$134	$2
Fee revenue	11	10
Dividend income	2	3
Interest income	4	8
Participating loan interests	7	8
Other	1	4
Total investment and other revenue	$159	$35

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Property maintenance	$164	$154
Real estate taxes	115	101
Employee compensation and benefits	41	30
Ground rents	13	10
Other	36	16
Total direct commercial property expense	$369	$311

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Employee compensation and benefits	$78	$75
Cost of food, beverage, and retail goods sold	53	60
Maintenance and utilities	29	24
Marketing and advertising	15	17
Other	88	89
Total direct hospitality expense	$263	$265

NOTE 24. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Depreciation and amortization of real estate assets	$57	$59
Depreciation and amortization of non-real estate assets	6	5
Total depreciation and amortization	$63	$64

NOTE 25. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Employee compensation and benefits	$50	$37
Management fees	41	47
Transaction costs and other	60	47
Total general and administrative expense	$151	$131

NOTE 26. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Commercial properties	$(148)	$133
Commercial developments	44	7
Financial instruments and other, net(1)	28	197
Total fair values gains, net	$(76)	$337

(1)	Includes bargain purchase gains from business acquisitions and combinations. See Note 3, Business Acquisitions and Combinations, for further information.

NOTE 27. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three months ended March 31, 2017, the partnership incurred $5 million (2016 - $3 million) of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of BPY Awards granted during the period using the Black-Scholes valuation model, with inputs to the model and resulting weighted average fair value per option as follows:

	Unit of measure	Mar. 31, 2017
Exercise price	US$	22.92
Average term to exercise	In Years	7.50
Unit price volatility	%	25
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.50
Risk-free rate	%	2.37
Weighted average fair value per option	US$	1.60

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the three months ended March 31, 2017 and the year ended December 31, 2016 as follows:

	Mar. 31, 2017		Dec. 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	16,338,511	$20.49	17,349,629	$20.53
Granted	93,750	22.92	3,020,931	19.51
Exercised	(127,678)	18.48	(1,180,060)	17.98
Expired/forfeited	(140,696)	20.78	(2,851,989)	19.69
Outstanding, end of period	16,163,887	$20.52	16,338,511	$20.49
Exercisable, end of period	7,296,053	$20.07	5,501,679	$19.90

The following table sets out details of options issued and outstanding for the three months ended March 31, 2017 and the year ended December 31, 2016 under the equity-settled BPY Awards by expiry date:

	Mar. 31, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	254,600	$13.07	254,600	$13.07
2021	310,700	17.44	316,100	17.44
2022	687,700	18.04	724,700	18.03
2023	903,780	16.80	948,980	16.80
2024	8,997,785	20.59	9,071,225	20.59
2025	2,125,770	25.18	2,153,923	25.18
2026	2,789,802	19.51	2,868,983	19.51
2027	93,750	22.92	—	—
Total	16,163,887	$20.52	16,338,511	$20.49

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the three months ended March 31, 2017 and the year ended December 31, 2016 is as follows:

	Mar. 31, 2017		Dec. 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	7,377,042	$20.28	6,904,986	$20.37
Granted	—	—	846,912	19.51
Exercised	(190,954)	18.97	(148,076)	18.55
Expired/forfeited	—	—	(226,780)	21.32
Outstanding, end of period	7,186,088	$20.32	7,377,042	$20.28
Exercisable, end of period	3,442,369	$19.82	2,772,207	$19.75

The following table sets out details of options issued and outstanding for the three months ended March 31, 2017 and the year ended December 31, 2016 under the cash-settled BPY Awards by expiry date:

	Mar. 31, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	$13.07	78,000	$13.07
2021	172,800	17.44	186,800	17.44
2022	515,800	18.09	545,800	18.08
2023	519,000	16.80	549,000	16.80
2024	4,351,276	20.59	4,459,230	20.59
2025	711,300	25.18	711,300	25.18
2026	846,912	19.51	846,912	19.51
2027	—	—	—	—
Total	7,186,088	$20.32	7,377,042	$20.28

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of March 31, 2017, the total number of Restricted Units outstanding was 345,186 (December 31, 2016 - 327,636) with a weighted average exercise price of $20.88 (December 31, 2016 - $20.89).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of March 31, 2017, the total number of Canadian Restricted Units outstanding was 21,624 (December 31, 2016 - 19,410) with a weighted average exercise price of C$22.88 (December 31, 2016 - C$22.14).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At March 31, 2017, BPO has 1,421,479 deferred share units (December 31, 2016 - 1,402,373) outstanding and vested.

NOTE 28. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation in respect of foreign operations	$357	$226
(Losses) on hedges of net investments in foreign operations, net of income taxes for the three months ended Mar. 31, 2017 of $8 million (2016 – $4 million)(1)	(167)	(8)
	190	218
Cash flow hedges
Gains (Losses) on derivatives designated as cash flow hedges, net of income taxes for the three months ended Mar. 31, 2017 of ($4) million (2016 – $27 million)	28	(108)
	28	(108)
Available-for-sale securities
Net change in unrealized gains on available-for-sale securities, net of income taxes	1	—
	1	—
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	3	(2)
(Losses) on derivatives designated as cash flow hedges	—	(2)
Items that will not be reclassified to net income: Share of revaluation surplus	—	(12)
	3	(16)
Total other comprehensive income	$222	$94

(1)	Unrealized (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 29. OBLIGATIONS GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At March 31, 2017, the partnership has commitments totaling approximately $1,442 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, Studio Plaza in Dallas, Camarillo in California and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately C$81 million for the development Brookfield Place East Tower in Calgary, approximately £601 million for the development of London Wall Place, 100 Bishopsgate, and Principal Place Residential in London and approximately AED 1.4 billion for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of March 31, 2017, there remained approximately $220 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of March 31, 2017, there remained approximately $1.2 billion of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 30. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2017	Interest rate caps of US$ LIBOR debt	$3,574	2.5% - 5.8%	Apr. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	775	0.7% - 2.2%	Jun. 2018 - Nov. 2020	(3)
	Interest rate caps of £ LIBOR debt	457	1.3% - 2.5%	Aug. 2017 - Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	86	1.0% - 1.5%	Apr. 2020 - Jun 2021	2
	Interest rate swaps of € EURIBOR debt	38	0.7% - 1.4%	Oct. 2017 - Apr. 2021	(1)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	69	3.5%	Jul. 2017	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(11)
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)

For the three months ended March 31, 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $2 million (2016 - $5 million).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2017	Net investment hedges		€650	€0.88/$ - €0.94/$	Apr. 2017 - Mar. 2018	$2
	Net investment hedges		£3,703	£0.77/$ - £0.82/$	Apr. 2017 - Jun. 2018	(73)
	Net investment hedges	A$	2,417	A$1.30/$ - A$1.41/$	Apr. 2017 - Jul. 2018	(33)
	Net investment hedges	C¥	1,807	C¥6.77/$ - C¥7.20/$	Jun. 2017 - Mar. 2018	(3)
	Cash flow hedges	R$	500	R$3.19/$	Jun. 2017	—
	Net investment hedges	₩	590,600	₩1,135.30/$ - ₩1,181.45/$	Sep. 2017 - Dec. 2017	(18)
	Cash flow hedges	Rs	16,000	Rs69.85/$ - Rs70.60/$	Sep. 2017	14
	Cash flow hedges	C$	—	C$1.31/$ - C$1.33/$	Apr. 2017	(4)
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	$8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1

In addition, as of March 31, 2017, the partnership had designated C$220 million (December 31, 2016 - C$690 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

For the three months ended March 31, 2017 and 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of March 31, 2017 and December 31, 2016:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss
Mar. 31, 2017	Interest rate swaps on forecasted fixed rate debt	$1,660	Jun. 2028 - Jun. 2029	2.3% - 6.0%	$(197)
	Interest rate caps	1,125	Jul. 2017 - Jun. 2020	2.5% - 11.0%	—
	Interest rate swaps of € EURIBOR debt	111	Sep. 2018 - Oct. 2019	0.3% - 1.4%	(2)
Dec. 31, 2016	Interest rate caps	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.25%	—

For the three months ended March 31, 2017, the partnership recognized fair value losses, net of approximately $2 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

For the three months ended March 31, 2017, the partnership have swaptions with a notional amount of totaling $1,660 million (December 31, 2016 - $1,660 million), with a 1.00% rate and maturity dates from June 2017 to November 2018. The fair value of these derivatives as of March 31, 2017 was $1 million.

The other derivatives have not been designated as hedges for accounting purposes.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Mar. 31, 2017		Dec. 31, 2016
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$446	$446	$471	$471
Loans and notes receivable	Loans and receivables	Amortized cost	163	163	73	73
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	170	170	37	37
Derivative assets	FVTPL	Fair value	53	53	12	12
Securities designated as AFS	AFS	Fair value	168	168	168	168
Accounts receivable and other
Derivative assets	FVTPL	Fair value	1,159	1,159	1,338	1,338
Other receivables(1)	Loans and receivables	Amortized cost	1,062	1,062	1,256	1,256
Cash and cash equivalents	Loans and receivables	Amortized cost	1,791	1,791	1,456	1,456
Total financial assets			$5,012	$5,012	$4,811	$4,811
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$36,043	$36,481	$33,579	$33,900
Capital securities	Other liabilities	Amortized cost	3,458	3,459	3,377	3,379
Capital securities - fund subsidiaries	Other liabilities	Amortized cost	850	850	794	794
Other non-current liabilities
Loan payable	FVTPL	Fair value	27	27	26	26
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	1,167	1,167	985	985
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	3,152	3,152	2,750	2,750
Total financial liabilities			$44,697	$45,136	$41,511	$41,834

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $1 million as of March 31, 2017 and December 31, 2016, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $60 million as of March 31, 2017 and December 31, 2016, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $210 million and $22 million as of March 31, 2017 and December 31, 2016, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $1 million as of March 31, 2017 and December 31, 2016, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $200 million and $242 million as of March 31, 2017 and December 31, 2016, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2017				Dec. 31, 2016
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$109	$109	$—	$—	$100	$100
Securities designated as FVTPL	—	—	170	170	—	—	37	37
Securities designated as AFS	—	—	168	168	—	—	168	168
Derivative assets	—	99	1,113	1,212	—	96	1,254	1,350
Total financial assets	$—	$99	$1,560	$1,659	$—	$96	$1,559	$1,655

Financial liabilities
Accounts payable and other liabilities	$—	$410	$—	$410	$—	$264	$—	$264
Loan payable	—	—	27	27	—	—	26	26
Total financial liabilities	$—	$410	$27	$437	$—	$264	$26	$290

There were no transfers between levels during the three months ended March 31, 2017 and the year ended December 31, 2016.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of March 31, 2017 and December 31, 2016:

	Mar. 31, 2017		Dec. 31, 2016
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,559	$26	$1,664	$26
Acquisitions	135	—	47	—
Dispositions	(3)	—	(31)	—
Fair value gains, net and OCI	(131)	1	(121)	—
Other	—	—	—	—
Balance, end of period	$1,560	$27	$1,559	$26

NOTE 31. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three months ended March 31, 2017 was $25 million (2016 - $26 million). The equity enhancement distribution for the three months ended March 31, 2017 was $5 million (2016 - $8 million).

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”) in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016
Balances outstanding with related parties:
Participating loan interests	$446	$471
Equity accounted investments	107	110
Loans and notes receivable(1)	49	46
Receivables and other assets	8	71
Deposit from Brookfield Asset Management	(1,000)	(500)
Property-specific debt obligations	(342)	(323)
Other liabilities	(110)	(136)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At March 31, 2017, includes $49 million (December 31, 2016 - $46 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
Transactions with related parties:
Commercial property revenue(1)	$4	$5
Management fee income	1	1
Interest and other income	—	1
Participating loan interests (including fair value gains, net)	12	25
Interest expense on debt obligations	9	30
Interest on capital securities held by Brookfield Asset Management	19	19
General and administrative expense(2)	49	57
Construction costs(3)	70	97

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2017, the partnership and QIA each acquired a 25% interest in two multifamily developments from Canary Wharf for a combined consideration of £70 million, representing costs incurred to the date of sale plus the equity funding required to complete the developments.

During the first quarter of 2017, the partnership along with BPREP, acquired a 25% and 75% interest, respectively, of One Post Street, an office building in San Francisco, California for $245 million. The partnership will account for the acquisition on a consolidated basis.

NOTE 32. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the partnership’s additional investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Convertible Preference Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions) For the three months ended Mar. 31, 2017	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$72	$161	$—	$1,295	$1,528
Net income attributable to unitholders(1)	(62)	(168)	(350)	(166)	—	580	(166)
For the three months ended Mar. 31, 2016
Revenue	$—	$—	$31	$80	$—	$1,136	$1,247
Net income attributable to unitholders(1)	94	70	152	251	—	(316)	251

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Mar. 31, 2017	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$101	$71	$2,903	$78	$883	$4,036
Non- current assets	8,124	12,873	21,256	28,302	808	5,393	76,756
Assets held for sale	—	—	—	—	—	782	782
Current liabilities	—	732	5,334	2,848	1,209	(2,120)	8,003
Non current liabilities	—	4,255	1,834	6,365	(285)	27,161	39,330
Liabilities associated with assets held for sale	—	—	—	—	—	—	—
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,896	—	—	10,353	12,249
Equity attributable to unitholders(1)	$8,124	$7,987	$12,263	$21,992	$(38)	$(28,336)	$21,992

As of Dec. 31, 2016
Current assets	$—	$3	$60	$93	$4	$3,891	$4,051
Non- current assets	8,371	5,320	22,393	31,259	(413)	6,999	73,929
Assets held for sale	—	—	—	—	—	147	147
Current liabilities	—	3	401	480	348	6,983	8,215
Non current liabilities	—	3,090	7,725	8,514	468	15,893	35,690
Liabilities associated with assets held for sale	—	—	—	—	—	61	61
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,692	—	—	10,111	11,803
Equity attributable to unitholders(1)	$8,371	$2,230	$12,635	$22,358	$(1,225)	$(22,011)	$22,358

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 33. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have a standardized meaning prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines this measure as follows:

i.
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three months ended March 31, 2017 and 2016:

(US$ Millions)	Total revenue		FFO
Three months ended Mar. 31,	2017	2016	2017	2016
Core Office	$525	$534	$147	$144
Core Retail	—	—	99	103
Opportunistic	1,003	713	69	64
Corporate	—	—	(113)	(116)
Total	$1,528	$1,247	$202	$195

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of March 31, 2017 and December 31, 2016:

	Total assets		Total liabilities
(US$ Millions)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Core Office	$34,622	$34,527	$17,135	$17,132
Core Retail	8,649	8,707	—	—
Opportunistic	37,670	34,518	22,904	20,435
Corporate	633	375	7,294	6,399
Total	$81,574	$78,127	$47,333	$43,966

The following summary presents a reconciliation of FFO to net income for the three months ended March 31, 2017 and 2016:

	Three months ended Mar. 31,
(US$ Millions)	2017	2016
FFO(1)	202	195
Depreciation and amortization of real estate assets	(57)	(59)
Fair value (losses) gains, net	(76)	337
Share of equity accounted income - non-FFO	121	(88)
Income tax expense	(158)	(87)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(198)	(47)
Net income attributable to unitholders(2)	(166)	251
Non-controlling interests of others in operating subsidiaries and properties	353	189
Net income	$187	$440

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 34. SUBSEQUENT EVENTS

On April 7, 2017, the partnership entered into an agreement to acquire an indirect economic interest in the remaining 19.5% public float of Brookfield Prime Property Fund (“BPPF”) that BPY does not own, for a price of A$8.815 per unit. Closing is subject to BPPF unitholder approval and certain customary conditions.

On April 10, 2017, the partnership closed on the acquisition of a portfolio of 13 student housing properties in the United Kingdom, for a purchase price of approximately £298 million. This acquisition is accounted for as a business combination in accordance with IFRS 3. The partnership is currently in the process of completing the initial accounting for this acquisition. Considering its size and complexity, information that is readily available for disclosure is limited.

On April 20, 2017, the partnership entered into an agreement to acquire the approximate 17% equity interest in Brookfield Canada Office Properties (“BOX”) that it or its affiliates do not own for C$32.50 per unit. Closing of this transaction is subject to BOX unitholder approval and certain customary conditions.

On April 25, 2017, the partnership repaid a $500 million on-demand deposit to Brookfield Asset Management.

On May 4, 2017, BPO issued 11 million cumulative minimum rate reset Class AAA Preference Shares, Series GG, or Series GG Shares. The Series GG Shares were issued at a price of C$25.00 per share, for aggregate proceeds of C$275 million. The Series GG Shares pay quarterly fixed dividends yielding 4.85% annually for the initial period ending June 30, 2022.

On May, 4, 2017, BPO announced its intention to redeem all 4,123,863 of its outstanding Class AAA Preference Shares, Series G (“Series G”) and all 2,804,795 of its outstanding Class AAA Preference Shares, Series J (“Series J”) for cash on June 5, 2017. The redemption price for each such share will be C$25.00 plus accrued and unpaid dividends thereon.

On May 5, 2017, the partnership closed on the sale of its interest in 245 Park Avenue in New York for net proceeds of approximately $680 million.